IBIO, INC.

9 Innovation Way, Suite 100

Newark, Delaware 19711

VIA EDGAR

March 17, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Esq. and Karen Ubell, Esq.

RE:	iBio, Inc. Registration Statement on Form S-3 (File No. 333-171315) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, iBio, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:00 p.m., Washington, D.C. time, on Friday, March 18, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not asser this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IBIO, INC.

By: /s/ Frederick Larcombe

Name: Frederick Larcombe

Title: Chief Financial Officer

cc: Robert B. Kay